Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice of Extraordinary General Meeting and Explanatory Memorandum

Time and Date of Meeting:	10.00 am (AEDT) Friday 29 December 2023 Registration from 9:30 am

Location:	Level 3, 62 Lygon Street, Vic, 3053

Voting ahead of attending the Meeting

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 10:00 am (AEDT) Wednesday 27 December 2023. Instructions for lodging proxies are included on your personalised proxy form, or in the link that you received if you provided an email address. Alternatively, you are able to vote ahead of the Meeting via www.investorvote.com.au/Login using the control number of 133513.

If you wish to appoint a proxy other than the Chairman to attend the meeting in person, please contact the Company Secretary, Mr Phillip Hains, by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”, at least 2 business days before the meeting so appropriate arrangements can be made.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF EXTRAORDINARY GENERAL MEETING

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the Extraordinary General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held at Level 3, 62 Lygon Street, Carlton on 29 December 2023 at 10.00 am (AEDT), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Extraordinary General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Extraordinary General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Extraordinary General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Extraordinary General Meeting.

Please read this Notice of Extraordinary General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Extraordinary General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 5 of this Notice of Extraordinary General Meeting.

ORDINARY BUSINESS

Resolution #1 – Ratification of prior issue of Shares

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of Listing Rule 7.4 and for all other purposes, shareholders approve the ratification of the prior issue of 362,462,762 fully paid ordinary shares at an issue price of A$0.0035 (0.35 Australian cents) per shares to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

Resolution #2 – Approval for issue of Shares

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of 980,394,381 fully paid ordinary shares at an issue price of A$0.0035 (0.35 Australian cents) per shares to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Resolution #3 – Approval for issue of Options

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of:

●	one (1) free-attaching option (1,342,857,143 options) (each with an exercise price of A$0.007 (0.7 Australian cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company); and

●	one (1) free-attaching option for every three (3) fully ordinary shares issued (447,619,048 options) (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company)

to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as free-attaching to fully paid ordinary shares the subject of Resolutions 1 and 2 of the Notice of Extraordinary General Meeting, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

Resolution #4 – Approval for issue of Securities - SPP

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of:

●	up to 571,428,571 fully paid ordinary shares at an issue price of A$0.0035 (0.35 Australian cents) per share; and

●	one (1) free-attaching option (up to 571,428,571 options) (each with an exercise price of A$0.007 (0.7 Australian cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) for each fully paid ordinary share issued; and

●	one (1) free-attaching option for every three (3) fully ordinary shares issued (up to 190,476,191 options) (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company), to unrelated eligible shareholders pursuant to a security purchase plan as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below. The Company has applied to ASX for a waiver of Listing Rule 7.3.9 which is being considered by ASX. Further details are set out below.

Resolution #5A – Approval for issue of Securities – Placement – Peter Marks

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of Listing Rule 10.11, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of:

●	7,142,857 fully paid ordinary shares at an issue price of A$0.0035 (0.35 Australian cents) per share; and

●	one (1) free-attaching option (7,142,857 options) (each with an exercise price of A$0.007 (0.7 Australian cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) for each fully paid ordinary share issued; and

●	one (1) free-attaching option for every three (3) fully ordinary shares issued (2,380,952 options) (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company), to Peter Marks (and/or his nominee(s)) as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Resolution #5B – Approval for issue of Securities – Placement – Brian Meltzer

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of Listing Rule 10.11, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of:

●	7,142,857 fully paid ordinary shares at an issue price of A$0.0035 (0.35 Australian cents) per share; and

●	one (1) free-attaching option (7,142,857 options) (each with an exercise price of A$0.007 (0.7 Australian cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) for each fully paid ordinary share issued; and

●	one (1) free-attaching option for every three (3) fully ordinary shares issued (2,380,952 options) (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company), to Brian Meltzer (and/or his nominee(s)) as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

Resolution #5C – Approval for issue of Securities – Placement – Lawrence Gozlan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of Listing Rule 10.11, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of:

●	14,285,714 fully paid ordinary shares at an issue price of A$0.0035 (0.35 Australian cents) per share; and

●	one (1) free-attaching option (14,285,714 options) (each with an exercise price of A$0.007 (0.7 Australian cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) for each fully paid ordinary share issued; and

●	one (1) free-attaching option for every three (3) fully ordinary shares issued (4,761,905 options) (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company), to Lawrence Gozlan (and/or his nominee(s)) as described in the Explanatory Memorandumwhich accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board:

Mr Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Dated: 30 November 2023

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Extraordinary General Meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Voting Exclusion Statements

In accordance with Listing Rule 14.11, the Company will disregard any votes cast in favour of the Resolution set out below by or on behalf of the following persons:

Resolution #1 – Ratification of prior issue of Shares

The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 1 by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution #2 – Approval for issue of Shares

The Company will disregard any votes cast in favour of Resolution 2 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 2 by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution #3 – Approval for issue of Options

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 3 by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Resolution #4 – Approval for issue of Securities - SPP

As set out in the Notice of Extraordinary Meeting, the Company has applied to ASX for a waiver of Listing Rule 7.3.9 which is being considered by ASX and, if granted, would mean that the voting exclusion statement would not apply to votes cast in favour of Resolution 4 by persons eligible to participate in the issue (or their associates), provided however that the Company will exclude any votes cast:

(a)  if the issue of securities the subject of resolution 4 (being a security purchase plan) is underwritten, by any proposed underwriter or sub-underwriter of the proposed issue; and

(b)  in favour of Resolution 4 by any investor who may receive shares under any shortfall of the proposed issue (being a security purchase plan).

The Company will announce the results of the waiver application as and when received from ASX. If ASX does not grant the waiver of Listing Rule 7.3.9, the following voting exclusion applies to Resolution 4.

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 4 by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution #5A to 5C – Approval for issue of Securities – Related Parties

The Company will disregard any votes cast in favour of Resolutions 5A to 5C respectively by or on behalf of a person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person or those persons in respect of Resolutions 5A to 5C respectively.

However, the Company need not disregard a vote cast in favour of Resolutions 5A to 5C respectively by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)	one proxy if the Shareholder is only entitled to one vote; and

(b)	one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-	online by visiting www.investorvote.com.au
-	by returning a completed Proxy Form by post to: Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001
-	by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);
-	for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

Subject to the restrictions set out in the Notice, the Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of theCorporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at Wednesday 27 December 2023 at 7:00 pm (AEDT) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

EXTRAORDINARY GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of the Extraordinary General Meeting (“Meeting”) to be held at Level 3, 62 Lygon Street, Vic, 3053 on Friday 29 December 2023 at 10:00 am (AEDT). The Notice of the Extraordinary General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

Background to Resolutions

On 22 November 2023, the Company announced that it was proposing to undertake a capital raising as described below:

●	The issue of fully paid ordinary shares (Placement Shares) at an issue price of A$0.0035 (0.35 Australian cents) per Placement Share to raise A$4.8 million (1,342,857,143 Placement Shares) (Placement). The Placement Shares are to be issued in two tranches as described below:

o	362,462,762 Placement Shares are to be issued between the date of the Notice and the date of the Meeting under the placement capacity available to the Company under Listing Rule 7.1. The ratification of the prior issue of these Placement Shares is sought under Resolution 1.

o	980,394,381 Placement Shares are to be issued subject to shareholder approval which is sought under Resolution 2.

These Placement Shares are to be issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

The Company also proposes issuing an aggregate of 28,571,428 Placement Shares (with free-attaching options as described below) to related parties subject to shareholder approval which is sought under Resolutions 5A to 5C. Further details are set out below. These subscriptions form part of the overall $4.8 million raising amount.

●	Placement Shares are to be accompanied by free-attaching options as described below. The issue of the free- attaching options to unrelated parties is subject to shareholder approval which is sought under Resolution 3:

o	One free-attaching option (each with an exercise price of A$0.007 (0.7 Australian cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) (Short Term Options) for each Placement Share issued (maximum 1,342,857,143); and

o	One free-attaching option (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) (Short Term Options) for each Placement Share issued (maximum 447,619,048).

●	Directors of the Company have committed to taking up Placement Shares, Short Term Options and Long Term Options under the Placement on the same terms as unrelated investors, subject to shareholder approval, for an aggregate of $100,000. In particular, the commitments by Directors are as follows (noting securities may, subject to shareholder approval, be issued to the Director personally or their nominee(s)):

o	Peter Marks: $25,000 (7,142,857 Placement Shares and Short Term Options, 2,380,952 Long Term Options). Approval for the issue of securities to Peter Marks (and/or his nominee(s)) is sought under Resolution 5A.

o	Brian Meltzer: $25,000 (7,142,857 Placement Shares and Short Term Options, 2,380,952 Long Term Options). Approval for the issue of securities to Brian Meltzer (and/or his nominee(s)) is sought under Resolution 5B.

EXPLANATORY MEMORANDUM

o	Lawrence Gozlan: $50,000 (14,285,714 Placement Shares and Short Term Options, 4,761,905 Long Term Options). Approval for the issue of securities to Lawrence Gozlan (and/or his nominee(s)) is sought under Resolution 5C.

The issue of securities under Resolutions 5A to 5C are in addition to the other securities under the Placement the subject of Resolutions 1 to 3.

●	The issue of fully paid ordinary shares (SPP Shares) at an issue price of A$0.0035 (0.35 Australian cents) per SPP Share to raise up to A$2 million (571,428,571 SPP Shares) before costs (SPP). SPP Shares will have equivalent option coverage to Placement Shares, being one Short Term Option for every SPP Share and one Long Term Option for every three SPP Shares. Accordingly, the Company proposes issuing the following securities under the SPP:

o	Up to 571,428,571 SPP Shares; and

o	Up to 571,428,571 Short Term Options; and

o	Up to 190,476,191 Long Term Options.

The price and option coverage under the SPP is equivalent to that offered under the Placement.

Each eligible shareholder (being shareholders with a registered address in Australia or New Zealand at the record date of 21 November 2023) will be able to apply for up to A$30,000 of SPP Shares (8,571,429 SPP Shares) with option coverage as described above. The terms of the SPP are such that the exception in Listing Rule 7.2 Exception 5 does not apply to the SPP. Accordingly the SPP is subject to shareholder approval which is sought under Resolution 4.

The Company has applied to ASX for a waiver of Listing Rule 7.3.9 in respect of Resolution 4. Further details are set out in page 6 of the Notice. The waiver application is expected to be determined by ASX prior to the date of the Meeting. The Company will release the results of the waiver application as an announcement to ASX once received.

The use of proceeds from this financing will provide ongoing funding of the Company’s clinical trials including the ATH434-201 (randomized) and the ATH434-202 (biomarker) studies, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

Further details with respect to the Resolutions are set out below.

Resolution 1 – Ratification of prior issue of Shares

Resolution 1 seeks shareholder approval for the purposes of Listing Rule 7.4 and for all other purposes to ratify the prior issue of 362,462,762 Placement Shares to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program, at an issue price of A$0.0035 (0.35 Australian cents) per Placement Share.

The Placement Shares the subject of Resolution 1 are to be issued under the placement capacity available to the Company under Listing Rule 7.1 between the date of the Notice and the date of the Meeting.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 (provided the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1.

The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1

EXPLANATORY MEMORANDUM

If shareholders approve Resolution 1, the Placement Shares the subject of Resolution 1 will no longer use the placement capacity available to the Company under ASX Listing Rule 7.1. In addition, if Resolution 1 is approved, the Placement Shares will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 1, the Placement Shares will continue to use the placement capacity available to the Company under ASX Listing Rule 7.1.

The following information is provided in accordance with Listing Rule 7.5:

●	The recipients of Placement Shares are unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

●	The maximum number of Placement Shares under Resolution 1 is 362,462,762.

●	The Placement Shares are fully paid ordinary shares that rank equally with the existing fully paid ordinary shares on issue in the Company.

●	The Placement Shares the subject of Resolution 1 are to be issued between the date of the Notice and the date of the Meeting, and in any event no more than 3 months after the date of the Meeting.

●	Placement Shares are being issued at A$0.0035 (0.35 Australian cents) per Placement Share.

●	The purpose of the issue of the Placement Shares is to raise funds to provide ongoing funding of the Company’s clinical trials including the ATH434-201 (randomized) and the ATH434-202 (biomarker) studies, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

●	A voting exclusion as set out in the Notice applies to Resolution 1.

Resolution 2 – Approval for issue of Shares

Resolution 2 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes to issue 980,394,381 Placement Shares to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program, at an issue price of A$0.0035 (0.35 Australian cents) per Placement Share.

The issue of the Placement Shares under Resolution 2 is subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve-month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 2, the Company will be able to issue the number of Placement Shares the subject of Resolution 2. In addition, if Resolution 2 is approved, the Placement Shares issued will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 2, the Company will not be able to issue the Placement Shares the subject of Resolution 2.

The following information is provided in accordance with Listing Rule 7.3:

●	The recipients of Placement Shares will be unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

●	The maximum number of Placement Shares under Resolution 2 is 980,394,381.

EXPLANATORY MEMORANDUM

●	The Placement Shares are fully paid ordinary shares that will rank equally with the existing fully paid ordinary shares on issue in the Company.

●	The Placement Shares the subject of Resolution 2 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.

●	Placement Shares are to be issued at A$0.0035 (0.35 Australian cents) per Placement Share.

●	The purpose of the issue of the Placement Shares is to raise funds to provide ongoing funding of the Company’s clinical trials including the ATH434-201 (randomized) and the ATH434-202 (biomarker) studies, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

●	A voting exclusion as set out in the Notice applies to Resolution 2.

Resolution 3 – Approval for issue of Options

Resolution 3 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes to issue:

●	1,342,857,143 Short Term Options; and

●	447,619,048 Long Term Options,

To subscribers for Placement Shares as described in Resolutions 1 and 2 on the basis of one Short Term Option for each Placement Share issued and one Long Term Option for every three Placement Shares issued.

The issue of Short Term Options and Long Term Options under Resolution 3 is subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve-month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 3, the Company will be able to issue the number of Short Term New Options and Long Term New Options the subject of Resolution 3. In addition, if Resolution 3 is approved, the issue of shares on exercise of Short Term New Options and/or Long Term New Options (if any) will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 3, the Company will not be able to issue the Short Term New Options and/or the Long Term new Options the subject of Resolution 3.

The following information is provided in accordance with Listing Rule 7.3:

●	The recipients of Short Term Options and Long Term Options will be investors under the Placement as described in Resolutions 1 and 2, being unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

●	The maximum number of securities to be issued under Resolution 3 is:

o	1,342,857,143 Short Term Options; and

o	447,619,048 Long Term Options.

●	The terms of Short Term Options are set out in Annexure A. The terms of Long Term Options are set out in Annexure B.

●	The Short Term Options and Long Term Options the subject of Resolution 3 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.

●	The securities the subject of Resolution 3 are being issued for nil cash as free-attaching to Placement Shares on the basis of one Short Term Option for each Placement Share issued and one Long Term Option for every three Placement Shares issued.

EXPLANATORY MEMORANDUM

●	The purpose of the issue is as free-attaching to Placement Shares as described above. Funds raised on exercise of Short Term Options and/or Long Term Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.

●	A voting exclusion as set out in the Notice applies to Resolution 3.

Resolution 4 – Approval for issue of securities – SPP

Resolution 4 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes to issue:

●	Up to 571,428,571 SPP Shares at A$0.0035 (0.35 Australian cents) per SPP Share; and

●	Up to 571,428,571 Short Term Options; and

●	Up to 190,476,191 Long Term Options,

to unrelated eligible shareholders (being shareholders with a registered address in Australia or New Zealand at the record date of 21 November 2023) under a security purchase plan (SPP). The price and option coverage under the SPP is equivalent to that offered under the Placement. Each eligible shareholder will be able to apply for up to A$30,000 of SPP Shares (8,571,429 SPP Shares) with option coverage as described above.

The terms of the SPP are such that the exception in Listing Rule 7.2 Exception 5 does not apply to the SPP. Accordingly the SPP is subject to shareholder approval which is sought under Resolution 4.

The timetable for the SPP is proposed to be released by the Company following receipt of shareholder approval.

The Company has applied to ASX for a waiver of Listing Rule 7.3.9 to allow all shareholders (including those who will be eligible to participate in the SPP) to vote on Resolution 4. The waiver application is expected to be determined by ASX prior to the date of the Meeting. The Company will release the results of the waiver application as an announcement to ASX once received.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve-month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 4, the Company will be able to issue up to the number of securities the subject of Resolution 4. In addition, if Resolution 4 is approved, the issue of SPP Shares and, if exercised, shares on exercise of Short Term New Options and/or Long Term New Options (if any) will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 4, the Company will not be able to issue the securities the subject of Resolution 4 and the SPP will not proceed.

The following information is provided in accordance with Listing Rule 7.3:

●	The recipients of the securities the subject of Resolution 4 will be unrelated eligible shareholders (being shareholders with a registered address in Australia or New Zealand at the record date of 21 November 2023) who subscribe for securities under the SPP.

●	The maximum number of securities to be issued under Resolution 4 is:

o	Up to 571,428,571 SPP Shares at A$0.0035 (0.35 Australian cents) per SPP Share; and

o	Up to 571,428,571 Short Term Options; and

o	Up to 190,476,191 Long Term Options.

●	SPP Shares are fully paid ordinary shares that rank equally with the existing fully paid ordinary shares on issue in the Company. The terms of Short Term Options are set out in Annexure A. The terms of Long Term Options are set out in Annexure B.

EXPLANATORY MEMORANDUM

●	The securities the subject of Resolution 4 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.

●	The SPP Shares are being issued at A$0.0035 (0.35 Australian cents) per SPP Share. The Short Term Options and Long Term Options the subject of Resolution 4 are being issued for nil cash as free-attaching to SPP Shares on the basis of one Short Term Option for each Placement Share issued and one Long Term Option for every three SPP Shares issued.

●	The purpose of the issue of the SPP Shares is to raise funds to be utilised in connection with research and development activities for the ATH434-201 and ATH434-202 phase 2 studies and to meet working capital requirements. The purpose of the issue of the Short Term Options and Long Term Options under Resolution 4 is as free-ataching to SPP Shares as described above. Funds raised on exercise of Short Term Options and/or Long Term Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.

●	A voting exclusion as set out in the Notice applies to Resolution 4. As noted above, the Company has applied to ASX for a waiver of Listing Rule 7.3.9 in respect of Resolution 4. Further details are set out on page 7 of the Notice The waiver application is expected to be determined by ASX prior to the date of the Meeting. The Company will release the results of the waiver application as an announcement to ASX once received.

Resolutions 5A to 5C – Approval for issue of securities – Related Parties

Resolutions 5A to 5C seek shareholder approval for the purposes of Listing Rule 10.11, Section 195(4) of the Corporations Act and for all other purposes to issue the following securities to the named Director (and/or their nominee(s)) on the same terms as unrelated investors under the Placement:

o	Peter Marks: 7,142,857 Placement Shares and Short Term Options and 2,380,952 Long Term Options for a subscription amount of $25,000. Approval for the issue of securities to Peter Marks (and/or his nominee(s)) is sought under Resolution 5A.

o	Brian Meltzer: 7,142,857 Placement Shares and Short Term Options and 2,380,952 Long Term Options for a subscription amount of $25,000. Approval for the issue of securities to Brian Meltzer (and/or his nominee(s)) is sought under Resolution 5B.

o	Lawrence Gozlan: 14,285,714 Placement Shares and Short Term Options and 4,761,905 Long Term Options for a subscription amount of $50,000. Approval for the issue of securities to Lawrence Gozlan (and/or his nominee(s)) is sought under Resolution 5C.

The issue of securities under Resolutions 5A to 5C ae in addition to the other securities under the Placement the subject of Resolutions 1 to 3.

Listing Rules

ASX Listing Rule 10.11 requires a listed company, subject to the exceptions in ASX Listing Rule 10.12, to obtain shareholder approval prior to the issue of securities to a party identified in ASX Listing Rule 10.11. Each of the potential participants in the Placement as provided for in this Resolutions 5A to 5C is a director of the Company and is therefore a related party of the Company for whom prior shareholder approval is required in accordance with ASX Listing Rule

10.11.1 for the issue of securities.

As shareholder approval is being sought for the purposes of ASX Listing Rule 10.11 no shareholder approval is required for the purposes of ASX Listing Rule 7.1.

If shareholders:

●	Approve all of Resolutions 5A to 5C, the Company will be able to issue the number of securities the subject of Resolutions 5A to 5C to the named related parties (and/or their nominee(s)). In addition, if The issue of Placement Shares and, if exercised, shares on exercise of Short Term New Options and/or Long Term New Options (if any) will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A.

EXPLANATORY MEMORANDUM

●	If shareholders approve some, but not all, of Resolutions 5A to 5C, the Company will be able to issue the number of securities the subject of Resolutions 5A to 5C as approved by shareholders to the relevant named related parties (and/or their nominee(s)). In addition, The issue of Placement Shares and, if exercised, shares on exercise of Short Term New Options and/or Long Term New Options (if any) will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. The Company will not however be able to issue the securities the subject of Resolutions 5A to 5C that are not approved by shareholders.

●	If shareholders do not approve any of Resolutions 5A to 5C, the Company will not be able to issue the securities the subject of Resolutions 5A to 5C.

The following information is provided in accordance with Listing Rule 10.13:

●	The recipients of the securities the subject of Resolutions 5A to 5C are:

o	Peter Marks (Resolution 5A); and

o	Brian Meltzer (Resolution 5B); and

o	Lawrence Gozlan (Resolution 5C), and/or their respective nominee(s).

●	Each of Peter Marks, Brian Meltzer and Lawrence Gozlan are directors of the Company and therefore parties to whom Listing Rule 10.11.1 applies.

●	The maximum aggregate number of securities to be issued under Resolutions 5A to 5C is:

o	Resolution 5A: 7,142,857 Placement Shares and Short Term Options, 2,380,952 Long Term Options.

o	Resolution 5B: 7,142,857 Placement Shares and Short Term Options, 2,380,952 Long Term Options.

o	Resolution 5C: 14,285,714 Placement Shares and Short Term Options, 4,761,905 Long Term Options.

●	Placement Shares are fully paid ordinary shares that rank equally with the existing fully paid ordinary shares on issue in the Company. The terms of Short Term Options are set out in Annexure A. The terms of Long Term Options are set out in Annexure B.

●	The securities the subject of Resolutions 5A to 5C are to be issued shortly after the Meeting and in any event no more than 1 month after the date of the Meeting.

●	The Placement Shares are being issued at A$0.0035 (0.35 Australian cents) per Placement Share. The Short Term Options and Long Term Options the subject of Resolutions 5A to 5C are being issued for nil cash as free-attaching to Placement Shares on the basis of one Short Term Option for each Placement Share issued and one Long Term Option for every three Placement Shares issued.

●	The purpose of the issue of the Placement Shares is to raise funds to provide ongoing funding of the Company’s clinical trials including the ATH434-201 (randomized) and the ATH434-202 (biomarker) studies, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital. The purpose of the issue of the Short Term Options and Long Term Options under Resolutions 5A to 5C is as free-ataching to Placement Shares as described above. Funds raised on exercise of Short Term Options and/or Long Term Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.

●	A voting exclusion as set out in the Notice applies to Resolutions 5A to 5C.

Corporations Act

Section 208 of the Corporations Act provides that a public company must not, subject to certain exceptions, give a financial benefit to a related party without approval of the members (shareholders) of the company. Section 228 defined a related party for the purposes of Chapter 2E (including section 208) of the Corporations Act to include a director of the Company.

EXPLANATORY MEMORANDUM

Section 210 of the Corporations Act provides an exception to the requirement to obtain shareholder approval for giving a financial benefit to a related party where the financial benefit is on terms that would be reasonable if the company and the related party were dealing on arm’s length terms.

The Company considers the proposed issue of the securities under Resolutions 5A to 5C are on arm’s length terms. This view was formed on the basis that the securities the subject of Resolutions 5A to 5C respectively, if and when subscribed for by the named related parties (and/or their respective nominee(s)), are proposed to be issued on the same terms as offered to unrelated sophisticated and professional investors under the Placement (refer Resolutions 1, 2 and 3 for further details).

Notwithstanding the above, it is acknowledged that, although each Director was excluded from and did not participate in any discussion or decision regarding the issue of securities to them under the Placement, the approval sought under Resolutions 5A to 5C relates to a majority of the Board. Accordingly, Resolutions 5A to 5C are also being put to shareholders for the purposes of section 195(4) of the Corporations Act such that shareholders determine the matter.

Note: all references to currency in the Notice and this Memorandum (including $) are to Australian dollars.

EXPLANATORY MEMORANDUM

ANNEXURE A

TERMS OF SHORT TERM OPTIONS

The terms of the issue of the Options are:

1.	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

2.	The Options may be exercised at any time prior to 5.00 pm Melbourne time on 31 August 2024 (Expiry Date).

3.	The exercise price of the Options is A$0.007 (0.7 Australian cents) each (Exercise Price).

4.	The Options will not be listed.

5.	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

6.	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

7.	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the Australian Securities Exchange (ASX) for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

8.	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

9.	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

10.	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

11.	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

12.	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

13.	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

EXPLANATORY MEMORANDUM

ANNEXURE B

TERMS OF LONG TERM OPTIONS

The terms of the issue of the Options are:

1.	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

2.	The Options may be exercised at any time prior to 5.00 pm Melbourne time on 31 August 2026 (Expiry Date).

3.	The exercise price of the Options is A$0.01 (1 Australian cent) each (Exercise Price).

4.	The Company may seek quotation (listing) of the Options, subject to meeting the quotation requirements of the Australian Securities Exchange (ASX). The Options may accordingly be quoted (listed).

5.	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

6.	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

7.	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the ASX for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

8.	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

9.	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

10.	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

11.	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

12.	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

13.	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

Alterity
THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

Need assistance?

Phone:
1300 850 505 (within Australia)
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YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:00am (AEDT) on Wednesday, 27 December 2023.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999
SRN/HIN: I9999999999
PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Samples/000001/000002

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Alterity Theraputics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Alterity Theraputics Limited to be held at Level 3, 62 Lygon Street, Carlton, VIC 3053 on Friday, 29 December 2023 at 10:00am (AEDT) and at any adjournment or postponement of that meeting.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

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ATH 305258A

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